UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

NATUZZI S.p.A.

(Name of Issuer)

Ordinary shares, with a par value of €1.0 each (“Ordinary Shares”), and

American Depositary Shares, each representing one Ordinary Share.

(Title of Class of Securities)

63905A 10 1

(CUSIP Number)

INVEST 2003 S.r.l.

Attn. Mr. Pasquale Natuzzi

Via Gobetti, 8, 74100 Taranto, Italy

Tel. 0039 099 7795028

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 9, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63905A 10 1	SCHEDULE 13D	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Pasquale Natuzzi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Italian
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,098,043 Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 30,098,043 Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,098,043 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.9%
14	TYPE OF REPORTING PERSON HC, IN

CUSIP No. 63905A 10 1	SCHEDULE 13D	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) INVEST 2003 S.r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,098,043 Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 30,098,043 Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,098,043 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.9%
14	TYPE OF REPORTING PERSON HC

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on April 24, 2008, by Mr. Pasquale Natuzzi, an Italian citizen, and INVEST 2003 S.r.l., a limited liability company organized in Italy (“INVEST 2003,” and together with Mr. Natuzzi, the “Reporting Persons”), with respect to the ordinary shares of Natuzzi S.p.A. (the “Company”), with par value of €1.0 each (the “Ordinary Shares”), some of which are held in the form of American Depositary Shares (“ADSs”). Except as set forth below, each of the items set forth on the Schedule 13D filed with the SEC on April 24, 2008, is incorporated by reference in this Amendment No. 1 and restated as of the date hereof.

Item 3.	Source and Amount of Funds or Other Consideration.

Mr. Pasquale Natuzzi has used an aggregate of $1,815,010 of his personal funds to effect various purchases of Ordinary Shares, including commissions, between the filing of Schedule 13D on April 24, 2008 and April 4, 2013. Of that amount, $267,115 was used to purchase Ordinary Shares (represented by ADSs), including commissions, in an open market transaction on November 9, 2012; $142,412 was used to purchase Ordinary Shares (represented by ADSs), including commissions, in other open market transactions in the 60 days prior to November 9, 2012; and $400,790 was used to purchase Ordinary Shares (represented by ADSs), including commissions, in other open market transactions subsequent to November 9, 2012 and through April 4, 2013, in each case as further discussed at Item 5(c). These funds were provided by Mr. Pasquale Natuzzi as a capital contribution to INVEST 2003, which then used the funds to purchase the Ordinary Shares.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Ordinary Shares described in Item 5(c), and all other Ordinary Shares purchased since the filing of the Schedule 13D on April 24, 2008, for investment. Depending upon general market and economic conditions affecting the Company and the securities of the Company, the Reporting Persons may purchase or sell Ordinary Shares of the Company from time to time in open market and/or private transactions. Specifically, the Reporting Persons, acting through INVEST 2003, have established a purchase plan with Citibank, N.A. in accordance with the “safe harbor” requirements of Rule 10b-18 under the Securities Exchange Act of 1934 (the “Rule 10b-18 Plan”), pursuant to which the Reporting Persons may continue to make purchases in open market transactions. Except as set forth above, none of the Reporting Persons has any present plan or proposal which relates or would result in any of the actions or events enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)	As of the date hereof, Mr. Pasquale Natuzzi beneficially owns 30,098,043 Ordinary Shares, representing 54.9% of the Ordinary Shares outstanding. Members of Mr. Pasquale Natuzzi’s immediate family own an additional 2,800,002 Ordinary Shares. Mr. Pasquale Natuzzi disclaims beneficial ownership of the Ordinary Shares owned by members of his immediate family.

As of the date hereof, INVEST 2003 beneficially owns 30,098,043 Ordinary Shares, representing 54.9% of the Ordinary Shares outstanding.

(c)	On November 9, 2012, INVEST 2003 purchased 130,300 ADSs, each representing one Ordinary Share, in an open market transaction on a U.S. exchange carried out on its behalf by Citibank, N.A., pursuant to the Rule 10b-18 Plan, at an average purchase price of $2.02 per Ordinary Share, exclusive of commissions. This purchase brought the number of Ordinary Shares beneficially owned by each of Mr. Natuzzi and INVEST 2003 to 29,920,028 (representing 54.5% of the Ordinary Shares outstanding).

Since September 10, 2012 and up through April 4, 2013, INVEST 2003 has purchased a total of 375,820 ADSs (including the aforementioned 130,300 ADSs) each representing one Ordinary Share, in open market transactions on the New York Stock Exchange and other linked exchanges carried out on its behalf by Citibank, N.A., pursuant to the Rule 10b-18 Plan, at an average purchase price of $2.13 per Ordinary Share, exclusive of commissions. The following table presents the number of ADSs purchased, and the average price paid per ADS (exclusive of commissions) on a weekly basis (with the exception of the transaction on November 9, 2012, for which single-day results are presented) during this period:

Transaction Dates	Amount of ADSs Purchased	Average Price per ADS (exclusive of commissions)
September 10 – September 14, 2012	0	—
September 17 – September 21, 2012	5,551	$2.40
September 24 – September 28, 2012	0	—
October 1 – October 5, 2012	0	—
October 8 – October 12, 2012	8,950	$2.25
October 15 – October 19, 2012	16,855	$2.04
October 22 – October 26, 2012	13,566	$2.01
October 31 – November 2, 2012	8,448	$2.02
November 5 – November 8, 2012	14,135	$2.00
November 9, 2012	130,300	$2.02
November 12 – November 16, 2012	0	—
November 19 – November 23, 2012	0	—
November 26 – November 30, 2012	0	—
December 3 – December 7, 2012	86	$1.90
December 10 – December 14, 2012	0	—
December 17 – December 21, 2012	0	—
December 24 – December 28, 2012	0	—
December 31, 2012 – January 4, 2013	0	—
January 7 – January 11, 2013	12,382	$2.02
January 14 – January 18, 2013	22,644	$2.25
January 22 – January 25, 2013	8,238	$2.32
January 28 – February 1, 2013	11,900	$2.22
February 4 – February 8, 2013	26,692	$2.24
February 11 – February 15, 2013	25,165	$2.27
February 19 – February 22, 2013	11,806	$2.21
February 25 – March 1, 2013	18,280	$2.23
March 4 – March 8, 2013	12,962	$2.19
March 11 – March 15, 2013	0	—
March 18 – March 22, 2013	0	—
March 25 – March 28, 2013	0	—
April 1 – April 4, 2013	27,860	$2.20

Total ADSs/ Average Price per ADS	375,820	$2.13

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 8, 2013	/s/ Pasquale Natuzzi
Pasquale Natuzzi

INVEST 2003 S.r.l.

/s/ Pasquale Natuzzi
	By:	Pasquale Natuzzi Sole Director